SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                   ENEL S.p.A.
                                (Name of Issuer)


                   Ordinary Shares, nominal value (euro) 1.00 Per Share
                         (Title of Class of Securities)


                                    29265W108
                                 (CUSIP Number)


                                  December 12, 2003
               (Date of Event Which Requires Filing of Statement)
         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)
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1.       NAME OF REPORTING PERSON: Cassa depositi e prestiti societa' per azioni
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|
                                                                     (b)   |_|
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of Italy

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                           5.   SOLE VOTING POWER
                                627,528,282(1)
       NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY              0
       OWNED BY
          EACH             7.   SOLE DISPOSITIVE POWER
       REPORTING                627,528,282(1)
        PERSON
         WITH              8.   SHARED DISPOSITIVE POWER
                                0

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         627,528,282(1)

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.35%

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12.      TYPE OF REPORTING PERSON
         CO

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(1) Cassa depositi e prestiti societa' per azioni is an Italian corporation wholly owned by the Republic of Italy. Pursuant to the provisions set forth in art. 9 of the Decree issued on December 5, 2003 by the Italian Ministry of Economy and Finance, effective on December 12, 2003, the Republic of Italy has transferred to Cassa depositi e prestiti societa' per azioni n. 627,528,282 ordinary shares of Enel.

Item 1(a).        Name of Issuer:

         ENEL S.p.A. ("ENEL")

Item 1(b).        Address of Issuer's Principal Executive Offices:

         Via Regina Margherita, 137
         00198 Rome, Italy

Item 2(a).        Name of Person Filing:

         Cassa depositi e prestiti societa' per azioni

Item 2(b).        Address of Principal Business Office, or if None, Residence:

         Via Goito, 4
         00185 Rome, Italy

Item 2(c).        Citizenship:

         Italy

Item 2(d).        Title of Class of Securities:

         Ordinary Shares, nominal value(euro)1.00 per share (the "Ordinary Shares")

Item 2(e).        CUSIP Number:

         29265W108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.           Ownership.

     (a) Amount beneficially owned:

         Cassa depositi e prestiti societa' per azioni owns 627,528,282 Ordinary Shares.

     (b) Percent of class:

         10.35%

     (c) Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote: 627,528,282
         (ii) Shared power to vote or to direct the vote: 0
         (iii)Sole power to dispose or to direct the disposition of: 627,528,282
         (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.          Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

         Pursuant to art. 9 of the Decree issued on December 5, 2003, by the Italian Ministry of Economy and Finance, dividends on the ENEL shares distributed out of profits realized in the accounting year 2003 will be payable to the Republic of Italy.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.         Identification and Classification of Members of the Group.

         Not applicable.

Item 9.         Notice of Dissolution of Group.

         Not applicable.

Item 10.        Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CASSA DEPOSITI E PRESTITI SOCIETA' PER AZIONI

December 22, 2003
                                   /s/ Salvatore Rebecchini
                                   -----------------------------
                                   Title: Chairman
                                   Name: Salvatore Rebecchini